February 28, 2007

CURRENT TECHNOLOGY SHIPPING TO HAIR ENVY
IN CALIFORNIA AND AUSTRALIA

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

“This week, we are shipping CosmeticTrichoGenesis (“CTG”) units to five leading salons and spas in the Santa Barbara to San Diego, California, corridor designated by our exclusive distributor in the United States, Hair Envy, LLC (“Hair Envy”)”, states Current Technology CEO Robert Kramer.  “In addition, having completed a preliminary agreement for development of the market in Australia, we are shipping the first unit under the Hair Envy banner to that potentially significant market.”

“We’ve asked Current Technology to develop some additional equipment for us,” states Hair Envy CEO Jason Olcese, “including a wireless hi-speed unit that will facilitate communication between Current Technology’s head office and our units in the field.  We will continue to work with Current Technology to ensure Hair Envy is always on the leading edge.”

“ This is an exciting time for Current Technology,” concludes Kramer.  “We have every confidence in Hair Envy’s ability to create significant and lasting interest in our proprietary TrichoGenesis platform products.”

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer, CEO
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

February 12, 2007

Current Technology Announces Hair Envy Launch In The United States

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

“The legal and documentation process is complete and Jason Olcese is launching CosmeticTrichoGenesis (“CTG”) in the United States,” states Current Technology (the “Company”) CEO Robert Kramer.

“My financial partner and I have formed a new entity for this venture. All rights to the TrichoGenesis platform products that Strategic Laser & MedSpa, LLC negotiated with Current Technology have been transferred to Hair Envy, LLC (“Hair Envy”),” states Hair Envy CEO Jason Olcese. “This was not a standard agreement to negotiate and complete,” continues Olcese. “The US market needed the right investor, marketing approach and vision. The objective is not to just place a few units, but to create a huge success. Our strategy remains the same: to build a company that will drive the TrichoGenesis technology to its full potential.”

During Phase One, a total of 10 CTGs will be delivered to selected opinion leading salons and spas in the Santa Barbara to San Diego,

California corridor. “We are extremely fortunate to be partnering with salons and spas that are market leaders and trend setters,” continues Olcese. “We are anticipating vast exposure to clientele that have significant influence in both the media and entertainment industries.”

The first five CTGs will be delivered this month. Mr. Olcese plans to devote one hundred percent of his energies during this critical initial period to the introduction of CTG to owners, operators and customers, ensuring CTG becomes a “must have” salon and spa offering. This intensely hands on phase will set the stage for all future activity. Mr. Olcese plans to invest at least two months in this all important effort, so Hair Envy has agreed to take delivery of the second five CTGs within 90 days of the first deliveries.

“Jason has selected salons and spas with ‘A List’ celebrities as clients,” continues Kramer. “We acknowledge our shareholders’ desire to be a part of the process, but have agreed to keep locations confidential during at least the early stages of Phase One to avoid any potential conflicts with salon owners, managers, and most importantly, their clients.”

During Phase One the primary objective will be to develop a data base of before and after images that will be used in newly designed marketing materials to support in store promotions and aggressive local and national print, radio and TV media awareness campaigns. A professional video crew will visit these salons on a regular basis and record the progress and comments of customers. The video footage will be included in an infomercial and will be available for use by the media. Once sufficient images of and comments from a broad cross section of men and women of varying ages and ethnicities have been captured, Phase Two will be launched. Hair Envy has agreed to order 200 CTGs to support the national launch in Phase Two no later than the end of the third quarter of this year, at which time a fifty percent deposit will be paid to secure the order.

Finally, as further evidence of the commonality of interests between Current Technology and Hair Envy, the Company is issuing it warrants to purchase 2,500,000 common shares, exercisable at US$0.125 per share for 5 years, with the following vesting provisions: 750,000 upon issuance; 750,000 upon payment of the tenth unit; and 1,000,000 upon ordering of the 200th unit.

“I believe Jason and his partner have not only the vision, but the business acumen and financial capacity required to make Hair Envy,

and by extension Current Technology, a lasting success,” concludes Kramer. “We look forward to working with them, as our collective vision becomes reality. In closing, I would like to thank the shareholders of Current Technology for their ongoing support.”

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology. This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair: ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG). Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems. The patents encompass the technology, methodology and design of the Company’s products.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition. When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company’s currently foresees. You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer, CEO
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon

Polestar Communications
1-866-858-4100